UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                        Neutral Posture Ergonomics, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                   64125E 10 5
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                                 (CUSIP Number)

                      David Campbell, 3904 N. Texas Avenue,
                                 Bryan, TX 77803
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  May 29, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 64125E 10 5

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|   1  |   NAMES OF REPORTING PERSONS
|      |   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
|      |
|      |   David W. Campbell
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|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[ ]
|      |   (SEE INSTRUCTIONS)                                     (b)[X]
|      |
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|   3  |   SEC USE ONLY
|      |
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|   4  |   SOURCE OF FUNDS (SEE INSTRUCTIONS)
|      |
|      |   PF
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|   5  |   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) OR 2(e)     [ ]
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|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |   United States
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                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |  306,100(1)
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |  -0-
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |  306,100(1)
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |  -0-
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|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |    306,100(1)
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|  12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES (SEE INSTRUCTIONS)         [ ]
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|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |    9.0%
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|  14  |   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
|      |    IN
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(1) Includes Common Stock owned of record by David Campbell (200,100) and Common
Stock owned indirectly by Mr. Campbell in an IRA account (6,000), and exercisable options to purchase 100,000 shares of Common Stock.

ITEM 1.     SECURITY AND ISSUER.

            This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Neutral Posture Ergonomics, Inc., a Texas corporation (the "Company"). The address of the principal executive offices of the Company is 3904 N. Texas Avenue Bryan, Texas 77803.

ITEM 2.     IDENTITY AND BACKGROUND.

            This statement is filed on behalf of David Campbell.

            Mr. Campbell's business address is 3904 N. Texas Avenue, Bryan, Texas, 77803 and his present principal occupation or employment at such address is serving as the President of the Company. The Company manufactures, markets and distributes office, multi-task and ergonomic seating.

            Mr. Campbell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

            Mr. Campbell has not, during the last five years, been a party to a court proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Mr. Campbell is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

            The 6,000 shares of Common Stock acquired by the Reporting Person on the open market and gifted to his IRA were acquired with $24,750 in personal funds. The 100 shares of Common Stock were granted to the Reporting Person by the Company under the Company's 1997 Omnibus Securities Plan. The Reporting Person exercised options to acquire 100,000 shares of Common Stock. The Reporting Person used $104,224 in personal funds to acquire such shares and pay for the required withholding taxes.


ITEM 4.     PURPOSE OF THE TRANSACTION.

            Mr. Campbell holds these shares for investment purposes. The Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

            The Reporting Person reserves the right to acquire additional securities of the Company, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of his investment goals, market conditions or other factors.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) David Campbell, owns of record 200,100 shares of Common Stock (representing approximately 6% of the shares of Common Stock outstanding on December 31, 1998, based on information supplied by the Company to the Reporting Person). Mr. Campbell may be deemed to be the beneficial owner of an aggregate of 306,100 shares of Common Stock (representing approximately 9% of the shares of Common Stock outstanding on December 31, 1998, based on information supplied by the Company to the Reporting Person), which number includes, in addition to the 200,100 shares owned of record by him, 6,000 shares owned of record by Mr. Campbell's IRA and currently exercisable options to purchase 100,000 shares of Common Stock.

      (b) Mr. Campbell has sole power to vote or direct to vote and sole power to dispose or to direct to dispose of the 306,100 shares of Common Stock.

      (c) Except as disclosed herein, in the past 60 days, Mr. Campbell has not engaged in any transactions in respect of shares of Common Stock.

      (d) David Campbell has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 306,100 shares of Common Stock owned of record by him.

      (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Under the Company's Amended and Restated 1996 Nonqualified Stock Option Plan, if at any time within five years after the original date of grant of any option under such plan, the Company files a registration statement under the Securities Act of 1933, as amended, the Company at its own expenses, must register option shares purchases by David Campbell, concurrently with the registration of such other common stock.

            In June 1996 and April 1997, the Company made loans pursuant to notes in the amounts of $32,225 and $106,225, respectively, to Mr. Campbell. The Company received the notes pursuant to the terms of an option agreement with Mr. Campbell to cover a portion of the exercise price of stock options to purchase 200,000 shares of Common Stock at an exercise price of $.22 1/2 and to cover the related tax effects.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None


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
                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1999



                                          /S/ DAVID W. CAMPBELL
                                          David W. Campbell